FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2006.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes the Acquisition of Valeo’s Motors & Actuators Business And Announces its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on December 28, 2006, in Kyoto, Japan

Nidec Completes the Acquisition of Valeo’s Motors & Actuators Business

And Announces its New Subsidiaries

Nidec Corporation (“Nidec”) announced today that it completed the acquisition of the Motors & Actuators business of Valeo S.A., France, on December 27, 2006, for approximately 142 million euros (22 billion yen).

As a result, Nidec has included six additional companies in its scope of subsidiaries.

The details are as follows.

1. Outline of New Subsidiaries

(1) Company names

- The umbrella administration company in France: NIDEC MOTORS & ACTUATORS

- The company in Germany: NIDEC MOTORS & ACTUATORS (GERMANY)

- The company in Poland: NIDEC MOTORS & ACTUATORS (POLAND)

- The company in Spain: NIDEC MOTORS & ACTUATORS (SPAIN)

- The company in the U.S.A.: NIDEC MOTORS & ACTUATORS (USA)

- The company in Mexico: NIDEC MOTORS & ACTUATORS (MEXICO)

(2) Capital configuration

NIDEC MOTORS & ACTUATORS (“NMA”) in France will become a wholly-owned  subsidiary of Nidec and own all shares of NMA (Germany), NMA (Poland), NMA (Spain) and NMA (USA). NMA (Mexico) will become NMA (USA)’s subsidiary.

(3) NMA executives

Director and Chairman:	Mr. Kenji Sawamura (Executive Vice President of Nidec)
Director and President:	Mr. Jean-Jacques Giambi
Director and CFO:	Mr. Stephane Bourhis
Director:	Mr. Shigenobu Nagamori (President and CEO of Nidec)
Director:	Mr. Shin Akutagawa (President of Nidec Electronics GmbH)

(4) NMA address

2, rue Andre Boulle BP 150-94017 Creteil Cedex, France

(5) Number of employees

Approximately 1,700 on a six-company combined basis

(6) Brand name

For the next 12 months, all NMA products will be sold under the brand name “Nidec-Valeo.”  (See Appendix for the logo image)

2. Operation Policy and Investment Plan

While strengthening NMA’s competitive positions in its key European and North American markets, Nidec intends to expand NMA’s market reach to Japan and other Asian countries. In the meantime, Nidec plans phased investments in NMA’s manufacturing bases to increase their production capacity, with an expansion of the NMA (Poland) factory under consideration. Nidec starts working on a technical synergy between its brushless motors and NMA’s brush motors in the manner that meets a variety of customer needs and changing technological requirements.

3. Effect on Nidec’s Business Performance for Year Ending March 31, 2007

Nidec expects NMA to deliver sales contribution of approximately 10 billion yen and breakeven operating profit performance for the year ending March 31, 2007.

Appendix

NMA logo:

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